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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                  January 2009

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Notice of Meeting and Record Date, dated 1/16/2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Reply Attention of:	Dayna Caouette
Direct Phone:	604.682.4418
Direct Fax:	604.669.0384
E-mail:	dayna@pedimentexploration.com
Date:	January 16, 2009

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Attention:

Statutory Filings Department

Dear Sirs/Mesdames:

Re:	Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:

Pediment Exploration Ltd.

Security Description:

Common shares

CUSIP #:

70532U103

Meeting Type:

Annual General

Record Date for Notice & Voting:

Wednesday, February 11, 2009

Beneficial ownership determination date:

Wednesday, February 11, 2009

Meeting Date:

Friday, March 20, 2009

Yours truly,

Pediment Exploration Ltd.

“Dayna Caouette”

Dayna Caouette

Copy to

TSX Venture Exchange; Securities Commissions for each of:  Saskatchewan, Manitoba, Ontario, Nova Scotia and Newfoundland; Registrar of Securities for each of:  Prince Edward Island, Government of the Yukon Territory and Nunavut Territory; Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories; Autorité des marchés financiers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: January 27, 2008       By /s/ Gary Freeman

                                    Gary Freeman, President/CEO/Director